Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	For The Nine Months Ended September 30,
	2009	2008
Earnings
Net Income	$193.6	$162.6
Income from equity investees	(37.0)	(20.0)
Net income before income from equity investees	156.6	142.6

Fixed charges	56.3	44.3
Distributed income of equity investees	33.1	15.9
Allowance for funds used during construction	(1.4)	(2.0)
Total earnings available for fixed charges	$244.6	$200.8

Fixed charges
Interest and debt expense	$55.9	$44.2
Interest component of rent	0.4	0.1
Total fixed charges	$56.3	$44.3

Ratio of earnings to fixed charges	4.3	4.5

For purposes of computing these ratios, earnings means net income before:

    - income from equity investees, adjusted to reflect actual distributions from equity investments; and
    - fixed charges;
less
    - allowance for funds used during constuction.

Fixed charges means the sum of the following:

    - interest costs;
    - amortization of debt costs; and
    - that portion of rental expense which we believe represents an interest factor.